Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

First Quarter 2018 Earnings Call

May-3-2018

Confirmation #13678402

MARRIOTT VACATIONS WORLDWIDE

First Quarter 2018 Earnings Call

May-3-2018

Confirmation #13678401

Operator: Greetings and welcome to Marriott Vacations Worldwide First Quarter 2018 Earnings Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow this formal presentation. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. As reminder, this conference is being recorded.

It is now my pleasure to turn the conference over to your host, Mr. Jeff Hansen, Vice President, Investor Relations. Thank you. You may begin.

Jeff Hansen: Thank you, Rob. Welcome to the Marriott Vacations Worldwide First Quarter 2018 Earnings Conference Call. I am joined today by Steve Weisz, President and Chief Executive Officer, and John Geller, Executive Vice President and Chief Financial and Administrative Officer.

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I do need to remind everyone that many of our comments today are not historical facts, and are considered forward-looking statements under Federal Securities Laws. These statements are subject to numerous risks and uncertainties, as described in our SEC filings, which could cause future results to differ materially from those expressed in, or implied by, our comments.

Forward-looking statements in the press release that we issued this morning, along with our comments on this call, are effective only today, May 3, 2018, and will not be updated as actual events unfold. Throughout the call, we will make references to non-GAAP financial information. You can find a reconciliation of non-GAAP financial measures referred to in our remarks in the schedules attached to our press release, as well as the Investor Relations page on our website at ir.mvwc.com.

I will now turn the call over to Steve Weisz, President and CEO of Marriott Vacations Worldwide.

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Steve Weisz: Thanks Jeff. Good morning everyone and thank you for joining our first quarter earnings call. Earlier this week, we announced that we’ve agreed to acquire ILG. A leading provider of premier vacation experiences with over 40 properties and more than 250,000 owners in its Vistana Signature Experiences and Hyatt vacation ownership portfolios. This is in addition to their world class exchange networks that comprise nearly two million members and over 3200 resorts worldwide. We are excited about this transaction and our turning our attention to integration planning in advance of the closing which we are targeting for at the end of the third quarter this year. We’ll offer some more comments on this transaction shortly, but first I’ll walk through our performance in the first quarter and our expectations for the full year. John will then provide a more detailed look at our performance including continued color on the recent revenue recognition changes which went into effect at the beginning of the year.

As a reminder we have restated our prior year results to incorporate these revenue recognition changes which provides a more meaningful year-over-year comparison.

In the first quarter, Company contract sales were $204 million, up 2% over the first quarter of last year. Adjusted EBITDA was $63 million, up 17% over 2017.

In North America, contract sales were up just over 2% as expected and VPG in the quarter was one of our best as a public Company improving to $3,728. Additionally, tours to first time buyers continued to grow, improving almost 5% over the first quarter of last year. As it relates to our contract sales performance there were a couple of headwinds that we had anticipated in the quarter which were impacting our growth early in the year.

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First in St. Thomas, our vacation club property remained closed until mid-February due to the continued impact from the hurricanes in 2017. While the resort opened a small on-site sales center in the middle of the first quarter, the adjacent hotel which had previously housed our sales center is not expected to reopen until 2020. The lack of hotel linkage tours and the smaller on-site sales center will continue to impact our ability to generate sales, delivering less than half the volume generated under normal operations.

Additionally, at the end of the quarter we opened 116 new units on Marco Island, adding incremental tour generation by more than doubling the size of the property. While we are pleased at this addition to open at the end of March, after several months of delays we estimate that these combined opening delays impacted our first quarter contract sales growth by more than 3 percentage points.

Lastly, as it relates to first quarter headwinds, it is important to note that with the change to our reporting calendar last year, the first quarter of 2018 had two less days, equal to roughly 2 percentage points of negative impact. Excluding the impact of all of these headwinds our contract sales growth would have been more than 6% in the quarter.

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With that said, let me walk through a few items that will impact the cadence of sales growth as we move through the year, starting with the impact of the 2017 hurricanes. As I mentioned sales centers at the properties that continue to be impacted in the first quarter of 2018 are now opened. While St. Thomas is ramping back up without the linkage channel from the adjacent hotel, we expect to see additional contribution from these properties throughout the remainder of the year and if you’ll recall the impact of the hurricanes had on our operations reach much farther than these two properties. As it forced the closure of several sales centers ranging from the Caribbean throughout Florida and up the East coast. In total, we estimate the hurricanes negatively impacted our contract sales performance in the second half of 2017 by more than $20 million. As we lap this impact, the overall comparison to 2017 becomes somewhat easier.

As it relates to our key marketing channels, Tour Flow from our Encore and Call Transfer programs grew 8% over the same time last year. Even more importantly, at the end of the first quarter our packaged pipeline from these tours is up 13% year-over-year and activated tours with an anticipated 2018 arrival date are up over 12%. This is a very positive indicator of our ability to generate contract sales growth from these important channels as we move throughout the year.

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With respect to hotel linkage agreements, we remain focused on adding new arrangements with Marriott and Legacy Star with branded hotels. To that end I am happy to report that we have recently signed a linkage agreement at the 1200 room Sheraton hotel in San Diego and expect to have several more signed in other locations in the coming months, fueling our ability to drive incremental tour flow.

Lastly, we expect to see continued growth from our sales distributions that have opened since 2016. In the first quarter, these new locations continued to sustain their growth trends, almost doubling their contract sales volume from the first quarter of last year and continued to grow VPG, up almost 2%. Most of these distributions are beginning the second half of their three to four-year maturation process and for that reason we expect this growth will continue as we move through the year.

Staying with our newest distributions, let me take a moment to talk about destinations we planned to have open in sales in the near term. In our Asia-Pacific segment, we are looking forward to opening our Bali sales center later in the second quarter providing incremental sales growth. This new property combined with new tour generation from marketing channels across the Asia-Pacific region should provide additional growth in the second half of the year.

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In North America, we are on track to open our next Marriott Vacation Club Falls property in the Fisherman’s Wharf district of San Francisco in the early part of 2019. As always, we continue to look to add new locations with strong sales potential to fuel our growth.

Last quarter we laid out our expectations for full year contract sales growth targeting 7% to 12% over 2017. I am very pleased to say that we continue to drive strong results through the execution of our sales strategy. The majority of the headwinds from the hurricanes are behind us and our newest sales centers continue to grow. In that we have new sales centers coming online soon, which combined with a strong pipeline of tours already on the books for the remainder of the year and a second half comparison that is in our favor, we are reaffirming our guidance for 2018 contract growth of 7% to 12%.

I would like to take just a moment to reflect on our ILG announcement. As I said we are extremely excited about this transaction which will provide us with significantly enhanced marketing potential and opportunities to drive sales growth in shareholder value creation. We appreciate the positive response we received from analysts and shareholders since we announced the transaction. As we discussed on our conference call on Monday, when we combine with ILG, we will have seven upper upscale and luxury brands with over 100 vacation ownership properties around the world. Together we will have access to 100 million members in the Marriott Rewards Star with Preferred Guest and Ritz Carleton Rewards Loyalty programs

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for our six Marriott ownership brands and access to almost 10 million members in the World of Hiatt Loyalty programs that fuel the growth of the Hyatt Vacation ownership business. We have shared our expectations and we will achieve a minimum of $75 million in annual cost savings within the first two years. We view this as a realistic and achievable expectation but do not plan to stop there as we believe we will be able to find significant operational efficiencies and revenue opportunities through our integration efforts.

Additionally, as we have mentioned, the transaction will be accretive to shareholders in the first full year following the closing. To be clear, while we have not provided any estimate for the referenced revenue opportunities, we feel very strongly that they are substantial and in fact will prove to be one of the longer-term benefits of this transaction. We see tremendous potential from the combination of the Marriott Vacation Club brands with the Vistana Signature Experiences. Not only from the additional linkage opportunities this will provide but also from our ability to maximize tour generation from our Call Transfer Program across the broader portfolio.

Additionally, while we are already optimistic about the future contract sales growth potential of the digital transfer opportunity we’ll begin soon with Marriott, the additional marketing opportunities of our combined Company creates even more ability to generate incremental sale volume. Simply put, this transaction is strategically and financially compelling for many reasons.

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In summary, we are excited about we are going to achieve with ILG and we see this combination as a clear win for shareholders, owners and our associates.

Now let me hand the call over to John to walk through a further detail on the revenue recognition changes and our first quarter results. John?

John Geller: Thank you, Steve and good morning, everyone. I very pleased with our very strong first quarter results.

Adjusted EBITDA totaled $63 million, which is $9 million or 17% higher than the first quarter of 2017. As I mentioned, on our last earnings call, we adopted the new revenue recognition accounting standard at the beginning of 2018. With the adoption of this new standard we have restated our prior year financial information. To help you better understand the impact to the prior year, we have included additional schedules in our earnings release to reconcile restated information for each quarter in 2017 to our previously reported financial results.

As you may recall, one of the major changes from adopting this standard is the timing of when revenue from the sale of vacation ownership products gets recognized. Previously, we recognized this revenue when the contract was out of its statutory rescission period and we

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had received a minimum 10% down payment. However, with the new guidance we now defer revenue recognition until the contract is actually closed. We estimate that this change defers revenue previously recognized in the last 30 to 40 days of the quarter to the following quarter. Therefore, when we have higher contract sales in the last 30 to 40 days of a quarter than in a previous quarter our results will be impacted by unfavorable revenue reportability and this is exactly what we experienced in the first quarter of 2018 with our Adjusted EBITDA being negatively impacted by roughly $8 million from the deferral of revenue.

Contract sales from the fourth quarter of 2017 that were recognized revenue in this year’s first quarter, included sales between Thanksgiving and Christmas, a slower than normal sales period due to the season. However, the revenue being deferred out of the first quarter, includes the Spring break and Easter seasons, which generate much higher contract sales. Again, this is simply timing in nature. Excluding the impact of this revenue reportability, Adjusted EBITDA in the first quarter of 2018 would have been roughly $71 million.

In our development business, contract sales were up 2% to nearly $204 million in the first quarter, driven by a 2% increase in contract sales to $187 million in our North America segment. As Steve mentioned, the 2017 hurricanes continue to have a negative impact on our first quarter performance. Adjusting for the estimated impact, as well as for the 2017 first quarter having two more days of sales due to our financial reporting calendar change last year, total Company and North America contract sales would have grown by more than 6% and nearly 7% respectively.

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Our development margin in the first quarter was $22 million, flat to the prior year. Adjusting for the impact of revenue reportability, adjusted development margin was $30 million, down $2 million from the prior year and adjusted development margin percentage was 16% compared to 18% in the prior year. The margin decline in the quarter resulted primarily from higher marketing and sales costs driven by our increased investment in tour packages. The cost of which is expense when incurred. As Steve mentioned, compared to this time last year we’ve grown our activated tour pipeline with 2018 arrivals by more than 12%, affecting our development margin today while driving future contract sales growth. With that said we continue to expect total Company development margin to be in access of 20% for the full year 2018.

In our financing business, revenues increased $3 million, or 10%, to $35 million in the first quarter of 2018. Financing revenue, net of expenses and consumer financing interest expense increased $2 million or 11%. This reflects a $4 million increase in interest income from our growing notes receivable balance, partially offset by additional costs from our financing incentive programs. Our notes receivable portfolio continues to perform very well. The average FICO score of buyers who financed with us in the quarter was 740, while delinquency rates remain near historic lows and financing propensity remains strong at nearly 62%.

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In our rental business, rental revenues increased $7 million for 10% to $74 million. Rental revenues, net of expenses, were $18 million, up $4 million or 31% from the prior year. These results reflect a 3% increase in transient rate and a 2% increase in transient keys rented. Partially offsetting these favorable results was a 10% increase in preview room nights as we continue to dedicate more rental inventory for tour package arrivals. With our growing tour package pipeline, this activity will continue to grow for the foreseeable future impacting rental margins while driving contract sales growth.

In our resort management and other services business, results improved $2 million, or 8% to $32 million in the quarter. These results were driven by higher fees for managing our portfolio resorts, as well as higher exchange Company activity and ancillary results.

G&A costs were up $2 million in the quarter, reflecting higher litigation related expenses and normal inflationary cost increases.

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Royalty fees were down $1 million from the first quarter of 2018. Driven partially by a favorable mix of inventory sold, as well as from a reduction in the fixed portion of the royalty fee resulting from the amendments of our licensing agreement with Marriott International in the first quarter of 2018. As you may recall, we estimated the impact of the amended agreements with Marriott International to be of benefit of $11 million to $12 million for 2018. Coming from lower royalty fees, reduced Marriott Reward costs, and increased co-marketing funds associated with Marriott International’s credit card arrangements. With less than $3 million being recognized in the first quarter, the majority of the benefit will flow through our financial results throughout the remainder of the year.

Moving to our balance sheet, at the end of the quarter, cash and cash equivalents totaled $324 million. We also had approximately $267 million of gross vacation ownership notes receivable eligible for securitization and roughly $244 million in available debt capacity under our $250 revolving credit facility. Our total debt outstanding at the end of the quarter was roughly $1 billion, consisting of $750 million associated with our nonrecourse securitized notes receivable, $194 million associated with our convertible notes and $61 million related to a noninterest bearing note payable in connection with our inventory acquisition in Waikoloa.

Now, turning back to our outlook for 2018. As Steve mentioned, we began the year with continued headwinds from last year’s hurricanes. However, our effected sites have reopened and our starting to ramp back up. Our newest sales centers continue to drive sales growth and our Bali sales center is opening soon. Taking these items into consideration, as well as a rapidly

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growing tour pipeline, our expanding hotel linkage agreements, and an easier year-over-year comparison in the second half of year, we are reaffirming our full year 2018 guidance for contract sales growth of 7% to 12%.

With respect to Adjusted EBITDA, based on our full year contract sales growth projections, and the development margin expansion that we are expecting through the year and the realization of the remaining benefits from the amended Marriott agreements, gives us confidence that we will generate Adjusted EBITDA of between $310 million and $325 million.

Lastly, we expect to deliver a $185 million to $215 million of adjusted free cash flow. As we have done in the past, we will continue to identify ways to maximize cash flow generation in 2018 by deferring spending to the extent possible.

We started the year with a solid first quarter. Our new sales centers continue to ramp up nicely, our marketing programs are generating increased tour flow and our VPG has remained strong even with our continuing focus on growing first time buyer tours. As a result, we feel confident that 2018 will be a great year for us. As always, we appreciate your interest in Marriott Vacations Worldwide, and with that, we will open up the call for Q&A. Operator?

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Operator: Thank you. At this time, we will be conducting a question-and-answer session. If you’d like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment please, while we poll for questions.

Our first question is from Brian Dobson with Nomura. Please proceed with your question.

Steve Weisz: Good morning, Brian.

Brian Dobson: Hi. Good morning.

John Geller: Hey. Good morning.

Jeff Hansen: Morning.

Brian Dobson: You outlined a few of the opportunities for revenue synergies. As you are thinking about those, which ones do you think you might tackle first, offering the biggest opportunity and what kind of time table do you expect in terms of reviewing ILG and assessing best practices?

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Steve Weisz: Thanks very much for the question. First of all, as you might imagine through due diligence we were able to get through kind of top level review and we have some ideas along the way. I’ll share some of those with you. As far as specific timing, we’re still a little early on in that, but as you might imagine we’ll get to that as quickly as we possibly can post closing.

Here is a couple of obvious things. Obviously, linkage opportunities, which today, we have an exclusivity on in the vacation ownership space. As soon as the businesses are combined that exclusivity will now include everything under the Vistana Signature Experiences area, which really gives us exclusive marketing rights in the 15 of the Marriott Lodging brands. If we think about Call Transfer, once again where we have an exclusive, we will certainly add the Westin and Vacation locations from the VSE portfolio into the Call Transfer Program.

Then the other thing that we’re probably as excited, if not more excited about rather than Call Transfer, is the whole digital idea. Keep in mind what that is. This is essentially taking the digital analog to Call Transfer where people are calling into a reservation center to either make or change a reservation where we eventually see if we can speak with them about scheduling a tour, which you can now do it in the digital space, where as you well know, the Marriott

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website is one of the top 10 retail websites in the world as it exists today before you combine it with the Starwood platform etc. We think as more and more people transact with Marriott in a digital space, that we’ll get the benefit of that coming to us in terms of the effective–without a different word, the effectiveness of digital Call Transfer versus physical Call Transfer. We see those things.

There are some other things that we see kind of right at the top of line. We think we can actually have some influence to a growth financing propensity between the businesses. We have had some great success in our portfolio by virtue of some of the things we’ve done later. We think there are some ways in which we can continue to grow revenues that way. Those are just some examples and obviously we are going to continue to work hard on trying to quantify as much of this as we can between now and the time of closing, which we hope to be closing at the end of September. But that’s the approach we’re going to take.

Brian Dobson: That’s great. Thank you very much.

Steve Weisz: Thank you.

Operator: Our next question is from Patrick Scholes with SunTrust Robinson Humphrey. Please proceed with your question.

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Patrick Scholes: Hi. Good morning.

Steve Weisz: Good morning, Patrick.

Patrick Scholes: Couple of questions here. Wondering if you can talk a little on International demand trends that you’re seeing of late. Certainly, we’ve been hearing this earning season from the hotel owners and operator’s that their noticing a pick up inbound International. Are you seeing anything similar?

Steve Weisz: Nothing that I would point to with any significance. The reality is when our resort portfolio and we run close to 90% occupancy across the system, if anything what we’re going to see if there is additional demand there, it gives us a little more pricing power, but I can’t call out to you and we certainly can follow up with you further if there is anything we can see further. But nothing has jumped off the page at us as being a significant point of difference.

Patrick Scholes: Okay. Thank you. Moving on, there you may be aware of a bit of chatter out there about would it make sense for RCI and then the interval exchange network to combine and I’m perhaps am dating myself here, but I recall quite a few years ago the FTC (inaudible) had to spin out II due to antitrust issues. Do you think antitrust issues would be an issue today given the changes in that part of the industry in the last 15 to 20 years?

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Steve Weisz: I certainly don’t have a lot of purview as to how the FTC might think about that. Let’s just say that at this point in time we have no plans to spin off the Interval International business or combine it. I guess all things are possible.

Patrick Scholes: Okay. Fair enough. Then lastly, going back to revenue opportunity with the acquisition, one thing I think about is you folks have grown your inventory Repurchase Program considerably and it’s a little bit of an unknown what’s going on with Interval with them. I’m wondering how your repurchase program compares to Intervals and what...?

Steve Weisz: We think our is (inaudible)...

Patrick Scholes: Okay.

Steve Weisz:    We think ours is a little bit more robust than what we see in the ILG space and we think that the volumes that we put through our Repurchase Program is a little higher than what we see in ILG side. There may be opportunities there and obviously one of the benefits of that is it allows people that have been very happy owners an exit path that we think is appropriate. Plus, it allows us to recycle some inventory at a very reasonable inventory cost.

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John Geller: To be fair, you know Patrick, we’ve talked about this before, the points product that we have really enables that to be very effective in reselling it because we put it in the point’s product and sell it. Historically, they’ve sold more of a week space product. They’ve gone to the points which will actually help facilitate that but to Steve’s point I’m not sure they’ve done a lot of that and as we’ve talked about because with the week space when you repurchase those, you don’t have certainty to get that into the system and resell it. Folks that sell week space product have a much harder time efficiently recycling that week space product.

Patrick Scholes: Okay. Thank you. Then last question for now, a large part of the ILG story was all of the inventory for sale coming up in the next couple of years, certainly they have massive amounts. With this acquisition and that large amount of inventory, does that change how you think about your or the legacy, Marriott Vacations, spend on inventory in the next couple of years?

John Geller: One of the nice benefits that we get, which is never captured in anybody’s EBITDA multiple, is ILG has made significant investments in their inventory pipeline and have, I believe its 700, 800 of completed units. Obviously, down in Cabo, their Anahi (phon) project, so that’s

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great for us because that’s a lot of good inventory we don’t need to go out. I think over time, Patrick, I think we would look to do a very similar model, like we do today, which is we’re looking to add new flags, add new sales distributions and time the spending of our inventory to replace what we’re selling off the shelf each year and so that strategy long term. In the near term, we’re going to have the opportunity because of a lot of great locations they’ve built. To look at near term opportunities our inventory spend, so obviously we’ll be updating you on that as our plans get a little bit clearer and we determine what we’re doing.

Steve Weisz: Hey, Patrick. This is Steve. I want to make sure that I didn’t give anybody, including yourself, a wrong impression on Interval International. We have absolutely no plans to sell or spin off that business. To be honest you took me a little bit by surprise when you mentioned that there was chatter out there about RCI and II coming together, I’ll be honest that’s the absolute first time I’ve ever heard that. I want to make sure that everybody understand that we put great value on the Interval business and we think it’s a very attractive business with great cash flow profile and a relatively low cap ex profile to it and we have no intentions of move in that direction.

Patrick Scholes: Okay. Thank you, Steve. I think you made that crystal clear and I appreciate it.

Steve Weisz:    Thank you.

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Patrick Scholes: That’s all for me. Thank you.

John Geller: Thanks Patrick.

Operator: Our next question is from Edward Angle with Macquarie Group. Please proceed with your question.

Steve Weisz: Good morning.

Edward Angle: Good morning. Thank you for taking my question. On the tour flow side, could you maybe highlight how many basis points of growth to hurricanes in the calendar comparison may be shaved off?

John Geller: I think maybe from a–I don’t have those specifics, we can clearly get it. When you talk about the hurricane impact in the first quarter from a sales perspective, it’s roughly 3 points of our growth and as we talked about it, in Steve’s comments, yes, we got the St. Thomas one, albeit a much smaller sales center without the linkage from the hotel. What used to be a Marriott next store that is being rebuilt? It’s ramping back up but it’s not going to get obviously back to a normalized sales pace this year. Obviously, we need the hotel and the

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linkage there. That’ll abate as we move through the year. Then in total the other piece we talked about was Marco Island. So once again, with all the new units we added down there, which just opened that obviously drives our in-house tour flow and it will drive tours in Marco, which as we go through the year-over-year, we’ll get, call it a point or two of growth there. So, those are more of the sales numbers, not the tours but you could probably back into that with an average VPG.

Edward Angle: Okay. Then if I adjusted tour flow growth that’s still kind of below where you’ve been kind of tracking over the past several quarters. Is there anything to keep in mind that’s maybe limited that or slowed that growth?

John Geller: No, once I again I think there’s some–go back to the seasonal stuff from a package tour, as Steve mentioned, we were up but not as much as we were projecting for the balance of the year. In the first quarter, we have much higher owner occupancy at our resorts, so we have less available to house tour packages. You’ll have some seasonality in that but as we mentioned we’ve seen those package tours on the books that have actually gone and booked their reservations and obviously we’ll see more of those get booked over the course of the year, kind of in the year, for the year bookings. We’re already at, call it 12% plus and we would expect those to continue to grow. The tour flow will ramp as you go through the year. There can always be some little bit of seasonal on the tour packages that could impact you from quarter to quarter.

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Edward Angle: Okay. That’s super helpful and if I think about your prior comments about the $100 million to $150 million of incremental contract sales from the Marriott Rewards and SBG combination and then if I actually think about IOG’s 2020 plans for $600 million to $800 million contract sales, with the combination is there any opportunity to maybe come to the high end of those goals and maybe even exceed them?

John Geller:    Yes. I mean, obviously that will be our plan. As Steve mentioned, you got all the Call Transfer that we were going to get. Now, as we talked about on our year end call we won’t start Call Transfer into the legacy Starwood Reservation centers until after Marriott gets that stuff combined which we’re hoping kind of early part of next year. Then we’ll start generating those tours. Obviously, that will help. The big up side in terms of the numbers we gave you at year end, I think, is on the digital side, as Steve talked about. You look at the marriott.com site which obviously hasn’t been combined with the Starwood hotel site yet, but on a standalone, that’s a top 10 commercial website in terms of bookings and now you’re going to be those two together and our ability to offer packages etc., we really think that longer term, once again that will really help to draw not only our tour flow but there’ll be enough there that we can also use that in the legacy of the stand-up piece.

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Steve Weisz: Just one other reminder, as you start taking advantage of digital Call Transfer, for lack of a better word, or the combination of the Call Transfer with a combined program, it takes a while once you actually book the package for that package to come through the house. There will be a little bit of a lag in there just from a modelling and expectation standpoint, that even though we have high hopes that all this will be ready to go, call it in the first quarter next year, we’ll begin to get volume coming through it, but we won’t start seeing people come through the house for tours until later in ‘19 and into ‘20.

Edward Angle: Okay. That’s helpful. Then I guess, lastly kind of going back to your inventory spend plans relative to now having IOG in the system. Does offer an opportunity to maybe reduce legacy Marriot Vacations inventory spend for at least the near term?

John Geller: I’m sorry tour spend?

Edward Angle: No inventory spend?

John Geller: Just inventory spend. Yes, like I said, we’re going to be working on that in terms of our longer term integration plans and how we’re going to position products which will obviously drive our inventory needs, but what I would say on a combined basis, as I mentioned

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the ILG and the inventory that they’ve built out, we’re in a good spot there and may be potentially the ability to leverage some of that inventory as we think about our Marriott, because under our combined for the Marriott licenses brands that’s all on the table in terms of how we think about that inventory. We definitely need to do that work here and obviously we’ll be back with more updates as we progress through and talk about all the great opportunities this combination we think brings for us.

Edward Angle: Great. That’s all I have today and congrats on the quarter.

Steve Weisz: Thank you.

Operator: Ladies and gentleman, we have reached the end of the question-and-answer session. At this time, I would like to turn the call back to Steve Weisz for closing comments.

Steve Weisz: Thank you, Rob. I’m very pleased with our start to 2018, as our new sales centers are performing very well, and our businesses are producing great results. With all of this as a backdrop I’m even more excited about what lies ahead. As we target closing on the acquisition of ILG by the end of September, 2018 should be a transformational year for Marriott Vacations Worldwide and I’m looking forward to what we can achieve. Thank you for your time today, and I look forward to updating you on our progress on these many fronts, in the coming quarter, and finally to everyone on the call and your families, enjoy your next vacation.

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Confirmation #13678402

Operator: This concludes today’s conference. You may disconnect your lines at this time and we thank you for your participation and you interest in Marriott Vacations Worldwide.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (“ILG”) and Marriott Vacations Worldwide Corporation’s (the “Company”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and the Company; our beliefs relating to value creation as a result of a potential combination of ILG and the Company; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and the Company’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as

“may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and the Company, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and the Company will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and the Company described in their respective filings with the SEC, when reviewing any forward-looking statement . These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to ILG’s stockholders and the Company’s stockholders for their consideration. In connection with the proposed transaction, the Company will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and the Company’s stockholders to be filed with the SEC. ILG will mail the joint proxy statement/prospectus to its stockholders, the Company will mail the joint proxy statement/prospectus to its stockholders and ILG and The Company will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials the Company and ILG file with the SEC.